

May 20, 2009

Mr. Michael S. Borish
Chairman, CEO & Acting CFO
Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd. #306
Orlando, FL 32819

RE:     **Form 8-K Item 4.01 filed May 18, 2009**
        **File #0-53388**

Dear Mr. Borish:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

1.  Please amend your Form 8-K to state whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Also, similarly revise your disclosure regarding any reportable event that the former accountant advised you of during the two most recent fiscal years and subsequent interim period through the date of dismissal.  Your current disclosure does not reference the period through the date of dismissal.  Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.  Please revise accordingly.

2.  In addition, please revise your disclosure to discuss any consultations with your new accountant during your two most recent fiscal years and subsequent period through the date of engagement.  See Item 304 (a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

4. We note that the audit report included in your Form 10 was signed by Kramer, Weisman and Associates, LLP. Based on disclosures included in your Form 8-K filed on May 18, 2009, it appears that you engaged Lawrence Scharfman & Co. as your accountant on April 2, 2009. It does not appear that you filed an Item 4.01 Form 8-K announcing the change in accountants from Kramer, Weisman and Associates, LLP to Lawrence Scharfman & Co. Please advise, or appropriately file an Item 4.01 Form 8-K which includes all disclosures required by Item 304 of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,


Jeffrey Gordon
Staff Accountant